EXHIBIT 99.1

North American Construction Group Ltd. First Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, April 13, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO) (NYSE:NOA) announced today that it will release its financial results for the First Quarter ended March 31, 2018 on Tuesday, May 1, 2018 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Wednesday, May 2, 2018, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through June 2, 2018, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 8158018

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1655512&s=1&k=6B4740BDBA1E52D0BDE33ABABC044764

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca